CE Franklin Ltd.

Interim Consolidated Balance Sheets - Unaudited

(in thousands of Canadian dollars)

	March 31	December 31
	2008	2007
Assets

Current assets
Accounts receivable	112,430	89,305
Inventories	78,342	86,414
Other	1,289	3,781
	192,061	179,500

Property and equipment	6,123	6,398
Goodwill	20,809	20,523
Future income taxes (note 3)	1,481	1,403
Other	979	891
	221,453	208,715

Liabilities

Current liabilities
Bank operating loan	21,762	44,301
Accounts payable and accrued liabilities	72,699	44,807
Income taxes payable	1,956	-
Current portion of long term debt and capital lease obligations	208	805
	96,625	89,913

Long term debt and capital lease obligations	528	582
	97,153	90,495

Shareholders* Equity
Capital stock	23,870	24,306
Contributed surplus	17,905	17,671
Retained earnings	82,525	76,243
	124,300	118,220
	221,453	208,715

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Operations - Unaudited

Three Months Ended March 31

(in thousands of Canadian dollars except shares and per share amounts)	2008	2007

Sales	140,582	154,255
Cost of sales	113,521	127,944
Gross profit	27,061	26,311

Other expenses (income)
Selling, general and administrative expenses	16,873	15,266
Amortization	617	759
Interest expense	438	583
Foreign exchange (gain)/loss	(2)	54
	17,926	16,662

Income before income taxes	9,135	9,649

Income tax expense (recovery) (note 3)
Current	2,931	3,227
Future	(78)	49
	2,853	3,276

Net and comprehensive income for the period	6,282	6,373

Net income per share (note 2)
Basic	0.34	0.35
Diluted	0.34	0.34

Weighted average number of shares outstanding (000's)
Basic	18,333	18,235
Diluted	18,523	18,735

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Cash Flow - Unaudited

Three Months Ended March 31
(in thousands of Canadian dollars)	2008	2007

Cash flows from operating activities
Net income for the period	6,282	6,373
Items not affecting cash -
Amortization	617	759
Future income tax (recovery) expense	(78)	49
Stock based compensation expense	293	386
	7,114	7,567
Net change in non-cash working capital balances
related to operations -
Accounts receivable	(23,039)	(18,277)
Inventories	8,515	6,279
Other current assets	1,620	(786)
Accounts payable and accured liabilities	27,766	9,376
Income taxes payable	2,646	(714)
	24,622	3,445

Cash flows (used in)/ from financing activities
(Decrease)/Increase in bank operating loan	(22,539)	3,208
Decrease in capital lease obligations and long term debt	(651)	(340)
Issuance of capital stock	1	214
Purchase of capital stock in trust for RSU Plans	(496)	(173)
	(23,685)	2,909

Cash flows used in investing activities
Purchase of property and equipment	(937)	(406)
Business acquisitions	-	(2,377)
	(937)	(2,783)

Change in cash and cash equivalents during the period	-	3,571

Cash and cash equivalents- Beginning of period	-	-

Cash and cash equivalents * End of period	-	3,571

Cash paid during the period for:
Interest on bank operating loan	430	575
Interest on capital lease obligations and long term debt	8	8
Income taxes	163	3,941

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Changes in Shareholders’ Equity - Unaudited

(in thousands of Canadian dollars and number of shares)	Capital Stock
	Number of Shares	$		Contributed Surplus		Retained Earnings		Shareholders' Equity

Balance - December 31, 2006	18,223	23,586		16,213		62,676		102,475

Stock based compensation expense	-	-		386		-		386
Stock options exercised	63	305		(91)		-		214
Restricted share units (RSU's) exercised	10	202		(202)		-		-
Purchase of shares in trust for RSU plans	(15)	(173)		-		-		(173)
Net income	-	-		-		6,373		6,373
Balance - March 31, 2007	18,281	23,920		16,306	0	69,049		109,275

Balance - December 31, 2007	18,370	24,306		17,671		76,243		118,220
Stock based compensation expense	-	-		293		-		293
Stock options exercised	2	6		(5)		-		1
RSU's exercised	3	54		(54)		-		-
Purchase of shares in trust for RSU Plans	(75)	(496)		-		-		(496)
Net income	-	-		-		6,282		6,282
Balance - March 31, 2008	18,300	23,870	-	17,905	-	82,525	-	124,300

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Note 1 - Accounting Policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada applied on a consistent basis with CE Franklin Ltd.’s (the “Company”) annual consolidated financial statements for the year ended December 31, 2007, with the exception of policies relating to financial instruments, capital disclosures and inventories as noted below.  The disclosures provided below are incremental to those included in the annual consolidated financial statements.  These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto for the year ended December 31, 2007.

Effective January 1, 2008, the Company adopted the Canadian Institute of Chartered Accountant’s Handbook Section 1535 – Capital Disclosures, Section 3862 – Financial Instruments – Disclosures and Section 3863 – Financial Instruments – Presentation. The standards establish presentation guidelines for financial instruments and deal with their classification, as well as providing readers of the financial statements with information pertinent to the Company’s objectives, policies and processes for managing capital.

Effective January 1, 2008, the Company adopted Section 3031 – Inventories. The standard establishes the accounting treatment for inventories and provides guidance on the determination of cost and subsequent recognition of expenses. The adoption of Section 3031 did not impact the determination of inventory costs and expense recorded by the Company. Inventories consisting primarily of goods purchased for resale are valued at the lower of average cost or net realizable value. Inventory obsolescence expense of $160,000 was recognized in the period ending March 31, 2008 (March 31, 2007- $175,000). As at March 31, 2008 and December 31, 2007, the Company had recorded reserves for inventory obsolescence of $2.0 million and $1.8 million respectively.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented; all such adjustments are of a normal recurring nature.

The Company’s sales typically peak in the first quarter when drilling activity is at its highest levels. They then decline through the second and third quarters, rising again in the fourth quarter when preparation for the new drilling season commences. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, declining in the second and third quarters, and then rising again in the fourth quarter.

Note 2 – Share Data

At March 31, 2008, the Company had 18,296,818 common shares and 1,334,058 options outstanding to acquire common shares at a weighted average exercise price of $5.81 per common share, of which 606,815 options were vested and exercisable at a weighted average exercise price of $3.80 per common share.

a) Stock options

Option activity for each of the quarters ended March 31 was as follows:

000's	2008	2007

Outstanding at January 1	1,262	804
Granted	75	109
Exercised	(2)	(63)
Forfeited	(1)	(1)
Outstanding at March 31	1,334	849

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

The fair value of the options granted during the three month period ended March 31, 2008 was $274,000 (March 31,2007- $521,000). The fair value of common share options granted in the first quarter of 2008 was estimated as at the grant date using the Black-Scholes option pricing model, using the following assumptions:

2008
Dividend yield	Nil
Risk-free interest rate	3.88%
Expected life	5 years
Expected volatility	50%

Stock Option compensation expense recorded in the three months ended March 31, 2008 was $169,900 (2007 - $118,280).

b) Restricted share units

The Company has Restricted Share unit (“RSU”) and Deferred Share Unit (“DSU”) plans, where by RSU’s and DSU’s are granted which entitle the participant, at the Company’s option, to receive either a common share or cash equivalent value in exchange for a vested unit.  The vesting period for RSU’s is three years from the grant date. DSU’s vest on the date of grant.  Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to compensation expense and contributed surplus.  The contributed surplus balance is reduced as the vested units are exchanged for either common shares or cash.

000's	2008		2007
	RSU	DSU	RSU	DSU
Outstanding at January 1	178	37	120	12
Granted	-	-	65	-
Exercised	(3)	-	(10)	-
Forfeited	-	-	-	-
Outstanding at March 31	175	37	175	12

RSU compensation expense recorded in the three months ended March 31, 2008 was $122,700 (2007- $268,250).

The Company purchases its common shares on the open market to satisfy performance share unit obligations through an independent trust.  The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the number and cost of shares held in trust, reported as a reduction of capital stock.  During the first quarter of 2008, 75,000 common shares were acquired by the trust (2007 – 15,200 common shares) at a cost of $496,000 (2007 - $173,000).

c) Reconciliation of weighted average number of diluted common shares outstanding (in 000’s)

The following table summarizes the common shares in calculating net earnings per share.

	Three Months Ended
	2008	2007

Weighted average common shares outstanding- basic	18,333	18,235
Effect of Stock options and RSU Plans	190	500
Weighted average common shares outstanding- diluted	18,523	18,735

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

Note 3 – Income taxes

a)

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended				Twelve Months Ended
	March 31		March 31
	2008	%	2007	%	2007	%	2006	%

Income before income taxes	9,135		9,649		20,865		34,597
Income taxes calculated at expected rates	2,736	29.9	3,147	32.6	6,807	32.6	11,459	33.1
Non-deductible items	83	0.9	135	1.4	434	2.1	410	1.2
Capital and large corporations taxes	8	0.1	11	0.1	44	0.2	59	0.2
Adjustments on filing returns & other	26	0.3	(17)	(0.1)	13	0.1	(270)	(0.8)
	2,853	31.2	3,276	34.0	7,298	35.0	11,658	33.7

As at March 31, 2008, income taxes payable are $1.956 million (December 31 2007 – Income taxes receivable included in other current assets were $0.848 million).

b)

Future income taxes reflect the net effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purpose.  Significant components of future income tax assets and liabilities are as follows:

	March 31	December 31
	2008	2007
Assets
Financing charges	95	103
Property and equipment	891	874
Stock compensation expense & Other	870	786
	1,856	1,763
Liabilities
Goodwill	375	360
Net future income tax asset	1,481	1,403

The Company believes it is more likely than not that all future income tax assets will be realized.

Note 4- Capital Management

The Company’s primary source of capital is its shareholder’s equity and cash flow from operating activities before net changes in non- cash working capital balances. The Company augments these capital sources with a $75 million, 364 day operating facility which is used to finance its net working capital and general corporate requirements. The Company’s bank operating facility limits its annual average debt to EBITDA ratio to 2.25 times.

As at March 31, 2008, this ratio was 1.3 times (December 31, 2007 – 1.4 times). In management’s opinion, the Company’s available borrowing capacity under its bank operating facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments. The facility contains certain other restrictive covenants, which the Company was in compliance with as at March 31, 2008. The Company anticipates that its 364 day bank operating loan will be extended in 2008 in the normal course.

Note 5 – Financial Instruments and Risk Management

a)

Fair Values

The Company’s financial instruments recognized on the consolidated balance sheet consist of accounts

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements - Unaudited

(tabular amounts in thousands of Canadian dollars except share and per share amounts)

receivable, accounts payable and accrued liabilities, bank operating loan, long term debt and obligations under capital leases. The fair values of these financial instruments, excluding the bank operating loan, long term debt and obligations under capital leases, approximate their carrying amounts due to their short- term maturity. At March 31, 2008, the fair value of the bank operating loan, long term debt and obligations under capital leases approximated their carrying values due to their floating interest rate nature and short term maturity.

b)

Credit Risk

A substantial portion of the Company’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.

c)

Market Risk

The Company is exposed to market risk from changes in the Canadian prime interest rate which can impact its borrowing costs. The Company purchases certain products in US dollars and sells such products to its customer typically priced in Canadian dollars. As a result, fluctuations in the value of the Canadian dollar relative to the US dollar can result in foreign exchange gains and losses.

d)

Risk Management

From time to time the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future commitments. As at March 31, 2008, the Company had contracted to purchase US$2.0 million at a fixed exchange rate maturing in September, 2008. The fair market value of the contract is nominal.

Note 6 – Related Party Transactions

Smith International Inc. (“Smith”) owns approximately 53% of the Company’s outstanding shares.  The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Smith.  Purchase of such equipment conducted in the normal course on commercial terms were as follows:

	March 31 2008	March 31 2007
Cost of sales for the Three months ended	3,056	2,304

Inventory	4,295	3,851

Accounts Payable and accrued liabilities	943	953

Note 7 - Segmented reporting

The Company distributes oilfield products principally through its networks of 44 branches located in western Canada to oil and gas industry customers.  Accordingly, the Company has determined that it operated through a single operating segment and geographic jurisdiction.